Exhibit 99.2

VIQ Solutions Inc.

2021 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the three months and year ended December 31, 2021. This MD&A should also be read in conjunction with our audited financial statements for the years ended December 31, 2021, and 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and are available on SEDAR at www.sedar.com. Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this MD&A is provided as of March 31, 2022, unless we indicate otherwise.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries. Additional information regarding the Company including in its annual information form for its fiscal year ended December 31, 2021, is available on SEDAR at www.sedar.com. Information regarding the Company is also available through the EDGAR system (“EDGAR”) of the U.S. Securities and Exchange Commission’s website.

As a result of the Company’s graduation to the Toronto Stock Exchange (the “TSX”), trading of VIQ shares on the TSX Venture Exchange (the “TSX-V”) ceased after January 20, 2021. VIQ’s shares were delisted from the TSX-V at the commencement of trading on the TSX. The trading symbol for the common shares of VIQ on the TSX remained unchanged as “VQS”. VIQ’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VQS” on August 12, 2021.

All amounts herein are presented in United States dollars, unless otherwise indicated.

Forward-Looking Statements

This MD&A contains forward-looking statements about our achievements, the future success of our business and technology strategies, performance, goals and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below.

Therefore, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ Solutions believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which VIQ Solutions operates, including significant changes in demand from our clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; our dependence on a limited number of clients; our dependence on industries affected by rapid technological change; our ability to successfully manage our operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing our financial exposures to foreign currency fluctuations; our ability to obtain qualified staff and services in a timely and cost-efficient manner; our ability to obtain financing on acceptable terms including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company's ability to effectively register, for protection, its new and existing products in certain jurisdictions; the Company's ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and VIQ Solutions' ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

Management Discussion & Analysis	Page 1

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s 2022 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A for a broader discussion of the factors that could affect our future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Pro Forma Information

This MD&A also contains pro forma financial information, including with respect to annual recurring revenue (“ARR”) for the years ended December 31, 2021 and 2020. The Company believes the pro forma results presented provide relevant and useful information for investors because they clarify the Company's operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the Company's management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of the Company's performance, and they may not be comparable to similarly named measurements from other companies. The Company disclaims any intention or obligation to update or revise any pro forma financial information contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the pro forma financial information contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Trademarks

This MD&A includes trademarks, such as “ CapturePro”, “aiAssist”, “NetScribe”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this MD&A, other than those that belong to VIQ, are the property of their respective owners.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

We use the following non-IFRS financial performance measures in our MD&A:

•	Adjusted EBITDA

•	EBITDA

•	Annual Recurring Revenue (“ARR”)

For a detailed description of each of the non-IFRS measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Key Operating Metrics – Non-IFRS Measures section of this MD&A. The non-IFRS measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Management Discussion & Analysis	Page 2

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 2,560 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the U.S., Canada, Australia and Europe, the Middle East and Africa.

Our scalable technology utilizes artificial intelligence (AI) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. In 2021, our platform processed over 13.3 million minutes of recorded, multi-speaker, multi-channel audio and video and created 7.3 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Revenue

The recurring nature of our revenue base is a key indication of performance. Most of our revenue is tied to major contracts and is expected to remain the same or increase in terms of the overall contribution to the Company. Also, these clients are tied to government entities and multinational Fortune 500 companies that provide little credit risk and accordingly provide a reliable revenue stream.

Our revenue consists of transcription services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Transcription, service revenue consists of fees charged for recurring editing documentation services provided to our clients. Technology service revenue consists of fees charged for recurring automated transcription services. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are larger contracts with longer sales cycles and are more variable in nature. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity vary by client to create a solution for the client’s unique requirements.

Cost of Sales

Cost of sales consists primarily of staff costs, professional services and the cost of hardware and third-party licenses to fulfill client arrangements.

Management Discussion & Analysis	Page 3

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

We continue to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness in our global brand to increase the future revenue growth of the Company.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development and product management initiatives.

Business Overview of 2021

While 2021 was challenging given COVID recovery in different geographies, significant strides were made in the overall performance of the operation. The Company is now prepared to scale profitability in 2022 after completing several strategic initiatives in 2021 in the areas of M&A, Regulatory, Cloud Infrastructure, Cybersecurity, Capital Market and Human Capital Retention. These corporate initiatives amounted to approximately $3.2M in expenses in 2021, representing 65% of the total losses for the period ended December 31, 2021. Total revenue for the year ended December 31, 2021, was $31M versus $31.7M recognized in the comparative period in 2020. Proforma ARR for the year ended December 31, 2021, increased by 63% to $48.6M from $29.7M for the comparative period in 2020.

One of the corporate initiatives was an intentional pivot to segmentation that is positively impacted by our technology and away from the core focus on Law Enforcement where we have seen less favorable results to Gross Margin from the migration to our technology due to variance in quality of audio and video. This pivot, while not impacting 2021 Gross Margin improvements, is expected to drive continued improvements in 2022 as we migrate our court revenue to our AI technology platform.

During the past two years of the pandemic, the equal diversification of our revenue among four verticals in three regions served us well. Despite negative results from operations in 2021, VIQ emerged from COVID in a better position than many in the industry who had all their revenue dependent upon one vertical and/or one region. With our last two strategic acquisitions in the UK and Australia, the Court vertical now represents 65% of our anticipated 2022 revenue globally, a very intentional increase from 32% in 2021. We see the highest productivity gains in the Court vertical and with that the highest expectation for gross margin improvement. The solid incremental gross margin gains achieved in 2021 are yet to include any of the gains anticipated from the Courts revenue. As previously disclosed, UK Court revenue is being migrated onto Netscribe, powered by aiAssist, in Q2 of 2022 and Australia will be migrated throughout Q2 and Q3. VIQ Media will transition to the platform with migrations scheduled for Q4 2022 and H1 2023.

In addition to NetScribe enhancements to improve production of Court document types, VIQ expects to launch a new eCommerce portal which will include automation of court ordering capabilities for the U.S, UK and Australian Court clients, a new Mobile app which will support video recording and the ability to receive documents on the mobile device, and NetScribe Live which provides real-time editing to a live Teams or Zoom meeting.

In 2021, we received a patent from the US Patent office for artificial intelligence innovation that covers ten unique aspects of our proprietary aiAssist automated workflow and analysis platform. We commercially released new products like FirstDraft, a new version of MobileMic Pro, enhanced versions of our capture technologies and NetScribe platforms. We also implemented our first multi-tenant platform clients.

Management Discussion & Analysis	Page 4

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

We exited 2021 with a pro forma ARR³ of $48.6M USD, an increase of 63% in the comparative period exiting 2020 when the ARR run rate was $29.7M.

Despite financial results, the Company had to maintain a balanced approach between operating expenditures, selling, general and administrative expenses and pressured revenue, backlog and the pursuit of sale opportunities exiting 2021. While one could assume that we should have radically cut costs post subsidies based on the 2021 performance, we knew that we had significant contractual commitments and organic opportunities to meet in early 2022, like the execution of the Queensland contract (both in terms of operations and technology) and the Ministry of Justice. The balanced approach was needed in order to scale to normal volumes upon the reopening of the various economies and regions. It takes time and investment to recruit and train, especially our Editors, to reach the highest level of productivity. Despite these challenges, client attrition was almost nil, and the Net Promoter Score was high.

COVID cycles have made establishing the operational baselines used to track key metrics and forecasts that help to anticipate course corrections challenging. We believe, these pandemic related challenges are behind us starting in March 2022. We have published a set of operating metrics that will provide our shareholders with insights on how we are tracking our progression towards higher productivity and continued gains in gross margin and profitability through the implementation of technology solutions, powered by AI.

Key Operating Highlights during the three months and year ended December 31, 2021

•	Total revenue for the three months ended December 31, 2021, was $7,514,421, a decrease of $261,253 or 3% from $7,775,674 recognized in the comparative period in 2020. Total revenue for the year ended December 31, 2021, was $31,046,812, a decrease of $702,881 or 2% from $31,749,693 recognized in the comparative period in 2020.

•	Gross margin for the three months ended December 31, 2021, was $3,281,947 representing 44% of revenue versus 38% of revenue in the comparative period in 2020. Gross margin for the year ended December 31, 2021, was $14,922,959 representing 48% of revenue, a decrease of $1,227,297 from $16,150,256 of gross margin recognized in the comparative period in 2020 representing 51% of revenue.

•	Net loss for the three months ended December 31, 2021, was $3,653,793, an increase of $554,105 or 18% from a net loss of $3,099,688 recognized in the comparative period in 2020. Net loss for the year ended December 31, 2021, was $19,678,749, an increase of $8,533,443 or 77% from a net loss of $11,145,306 recognized in the comparative period in 2020.

•	Adjusted EBITDA¹,² for the three months ended December 31, 2021, was a deficit of $1,838,458, a decrease of $2,502,392, or 377% from an Adjusted EBITDA of $663,9331 recognized in the comparative period in 2020. Adjusted EBITDA for the year ended December 31, 2021, was a deficit of $4,956,293, a decrease of $9,943,372, or 199% from an Adjusted EBITDA of $4,987,679 recognized in the comparative period in 2020. The decrease in Adjusted EBITDA for the three months ended December 31, 2021, was driven primarily by professional service fees and selling and administrative expenses related to Q421 acquisitions partially offset by productivity gains through NetScribe, powered by aiAssist, and lower cost of sales through use of a global workforce. The decrease in Adjusted EBITDA for the year ended was driven primarily by professional service fees related to M&A, uplisting to Nasdaq and SEC registrations and TSX listing, capital marketsrelated fees including relating to filing of the base shelf prospectus, implementation of a new Omnibus Equity Incentive Plan, a reduction in COVID-19 subsidies compared to 2020 and lower contingent consideration gain recognized in 2021 compared to 2020.

1 Adjusted EBITDA for the three months ended December 31 2020, as reported, was $646,674 which excluded $19,058 business acquisition costs. This adjustment was included for Q4 2020 comparative purposes.

2 Adjusted EBITDA is a non-IFRS measures, further information on this non-IFRS measure including detailed reconciliations is included in the Key Operating Metrics - Non IFRS Measure section below.

3 ARR is a non-IFRS measures, further information on this non-IFRS measure including detailed reconciliations is included in the Key Operating Metrics - Non IFRS Measure section below.

Management Discussion & Analysis	Page 5

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Impact of 2021 Acquisitions and Pro Forma

For the three month and year ended December 31, 2021, consolidated revenues of $7,514,421 and $31,046,812 include revenue from acquisitions of $904,221 (Auscript: $629,035; TTA: $275,186). Net loss for the three month and year ended December 31, 2021, of $3,653,793 and $19,678,749, include a loss from acquisitions of $348,939 (Auscript: loss of $265,860; TTA: loss of $83,079).

During the year ended December 31, 2021, the Company incurred $539,734 in business acquisition costs related to the acquisitions which have been included in the consolidated statement of loss and comprehensive loss (December 31, 2020 - $19,058).

If the acquisitions would have occurred on January 1, 2021, management estimates that the 2021 exiting ARR³ Run Rate was approximatively $48.6M as compared to the amounts reported in the consolidated statements for the year ended December 31, 2021. This unaudited pro forma financial information is for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of the period presented or the results that may be realized in the future.

Results of Operations

Key financial performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenue, expenses, net income (loss) and Adjusted EBITDA. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

Management Discussion & Analysis	Page 6

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

The following table sets forth a summary of our results of operations for the three months and year ended December 31, 2021, and 2020:

Unaudited

	Three months ended		Period over Period		Year ended December 31		Period over Period
	December 31		Change				Change
	2021	2020	$	%	2021	2020	$	%
Revenue	7,514,421	7,775,674	(261,253)	(3)	31,046,812	31,749,693	(702,881)	(2)
Cost of sales	4,232,474	4,809,709	(577,235)	(12)	16,123,853	15,599,437	524,416	3
Gross profit	3,281,947	2,965,965	315,982	11	14,922,959	16,150,256	(1,227,297)	(8)
Expenses
Selling and administrative expenses	5,111,108	2,873,318	2,237,790	78	19,119,713	11,034,902	8,084,811	73
Research and development expenses	274,889	288,146	(13,257)	(5)	1,092,108	1,074,178	17,930	2
Gain on contingent consideration	(265,592)	(859,432)	593,840	(69)	(332,569)	(946,503)	613,934	(65)
Stock-based compensation	862,283	87,802	774,481	882	8,495,189	725,316	7,769,873	1,071
Depreciation	67,707	98,632	(30,925)	(31)	257,099	445,995	(188,896)	(42)
Amortization	1,102,465	1,522,396	(419,931)	(28)	4,384,502	4,813,248	(428,746)	(9)
Interest expense	334,489	491,848	(157,359)	(32)	1,331,100	4,934,517	(3,603,417)	(73)
Accretion and other financing expense	211,136	335,197	(124,061)	(37)	967,106	1,216,949	(249,843)	(21)
Loss on revaluation of conversion feature liability	-	133,295	(133,295)	(100)	-	1,308,440	(1,308,440)	(100)
Loss on repayment of long-term debt	-	207,657	(207,657)	(100)	-	1,497,804	(1,497,804)	(100)
Gain on revaluation of options	(526,081)	-	(526,081)	(100)	(1,028,055)	-	(1,028,055)	(100)
Gain on revaluation of RSUs	(123,583)	-	(123,583)	(100)	(242,595)	-	(242,595)	(100)
Gain on revaluation of the derivative warrant liabi	(604,681)	-	(604,681)	(100)	(1,368,180)	-	(1,368,180)	(100)
Restructuring Costs	37,378	-	37,378	100	432,702	-	432,702	100
Impairment of goodwill and intangibles	-	2,258,369	(2,258,369)	(100)	-	2,258,369	(2,258,369)	(100)
Business acquisition costs	356,410	19,058	337,352	1,770	539,734	19,058	520,676	2,732
Other income	(1,483)	(9,685)	8,202	(85)	(12,003)	(10,373)	(1,630)	16
Foreign exchange (gain) loss	99,382	152,885	(53,503)	35	22,130	(132,306)	154,436	117
Loss before income taxes	(3,653,880)	(4,633,521)	979,641	21	(18,735,022)	(12,089,338)	(6,645,684)	(55)
Current income tax recovery (expense)	(40,329)	565,707	(606,036)	(107)	875	(106,986)	107,861	(101)
Deferred income tax recovery (expense)	40,416	968,126	(927,710)	(96)	(944,602)	1,051,018	(1,995,620)	(190)
Income tax recovery (expense)	87	1,533,833	(1,533,746)	100	(943,727)	944,032	(1,887,759)	200
Net Loss	(3,653,793)	(3,099,688)	(554,105)	(18)	(19,678,749)	(11,145,306)	(8,533,443)	(77)
Adjusted EBITDA (1)	(1,838,458)	663,933	(2,502,392)	(377)	(4,956,293)	4,987,679	(9,943,972)	(199)
Weighted average number of common shares outstanding
Basic	29,880,185	20,341,203			26,448,594	18,080,533
Diluted	29,880,185	20,341,203			26,448,594	18,080,533
Net income (loss) per share
Basic	(0.12)	(0.15)			(0.74)	(0.62)
Diluted	(0.12)	(0.15)			(0.74)	(0.62)

(1)	Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, loss on revaluation of conversion feature liability, loss on repayment of long-term debt, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Comparison of the three months and year ended December 31, 2021, and 2020

Revenue and Insights

Total revenue for the three months ended December 31, 2021, was $7,514,421, a decrease of $261,253, or 3%, from $7,775,674 recognized in the comparative period in 2020. Total revenue for the year ended December 31, 2021, was $31,046,812, a decrease of $702,881, or 2%, from $31,749,693 recognized in the comparative period in 2020.

The decrease in revenue for the three months ended December 31, 2021, was primarily due to COVID billing days in Australia Courts associated with the Government of NSW and Victoria lockdowns, softer technology sales and lower organic technology service revenue in the US and UK which were partially offset by revenue generated from Q421 acquisitions.

Management Discussion & Analysis	Page 7

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

The decrease in revenue for the year ended December 31, 2021, is primarily due to 163 days of COVID billing days in Australia and slower recovery in the United States in Car Accident Claims due to reduced movement of people and traffic from the lockdowns. It was also due to slower local Policing activities from the Government mandated lockdowns in various States and Local Communities. These resulted in lower volume of insurance and police interviews and transcription revenue in the Insurance and Law Enforcement segments which was partially offset by higher revenues recorded by the Australian business and higher technology sales. Without the pandemic, billings for an additional 163 billing days would have increased year end revenue by $1.2M to approximately $32.2M versus reported revenue.

Cost of Sales

Cost of Sales for the three months ended December 31, 2021, decreased by $577,235, or 12%, to $4,232,474, from $4,809,709 for the comparative period in 2020. Cost of Sales for the year ended December 31, 2021, increased by $524,416, or 3%, to $16,123,853, from $15,599,437 for the comparative period in 2020. The decrease in Cost of Sales for the three months ended December 31, 2021, is primarily due to productivity gains through NetScribe, powered by aiAssist, and our global workforce which were partially offset by Cost of Sales related to Q421 acquisitions.

The increase in Cost of Sales for the year ended December 31, 2021, is primarily due to reduction of COVID-19 wage subsidies and Q421 acquisitions which were partially offset by productivity gains through NetScribe, powered by aiAssist, and the global workforce. Also increasing the cost of sales in Q2 and Q3 2021 was the subsidies. Even as subsidies to our independent contractor labor force were reduced, challenges remained in driving full pre pandemic productivity levels from that labor. A rapid pivot to utilizing global capacity supported increased capacity and reduced costs in the last quarter of the year. During the three months ended December 31, 2021, the Company received $nil of COVID-19 wage subsidies vs. an adjustment of $8,133 in the comparative period in 2020. During the year ended December 31, 2021, the Company received $673,281 of COVID-19 subsidies vs. $2,830,986 received in the comparative period in 2020.

Throughout 2021 management was forced to maintain capacity in anticipation of a rapid recovery. The pivot made to utilization of a broader global labor force that is opportunistic in terms of incremental capacity, lower costs and 24-hour production will be another accelerator to the gross margin improvements that began in Q4 2022.

Gross Profit

Gross Profit for the three months ended December 31, 2021, increased by $315,982, or 11%, to $3,281,947, from $2,965,965, for the comparative period in 2020. Gross Profit for the year ended December 31, 2021, decreased by $1,227,297, or 8%, to $14,922,959, from $16,150,256, for the comparative period in 2020. The increase in Gross Profit for the three months ended December 31, 2021, is primarily due to productivity gains, partially offset by lower revenue vs. comparative period in 2020. The decrease in Gross Profit for the year ended December 31, 2021, is primarily due to lower COVID-19 wage subsidies received and reduction in revenue due to delayed revenue from client contracts resulting from COVID-19 impact. Excluding COVID-19 wage subsidies, Gross Profit Margin for the year ended December 31, 2021, would be 46% vs. 42% in the comparative period in 2020.

Selling and Administrative Expenses

Selling and Administrative Expenses for the three months ended December 31, 2021, increased by $2,237,790, or 78%, to $5,111,108, from $2,873,318, for the comparative period in 2020. Selling and Administrative Expenses for the year ended December 31, 2021, increased by $8,084,811, or 73%, to $19,19,713, from $11,034,902, for the comparative period in 2020. The increase for the three months ended December 31, 2021, includes Selling and Administrative Expenses related to Q421 acquisitions of approximately $900,000, professional service fees related to listing fees for the TSX and Nasdaq of approximately $180,000 and remainder of increase is mainly due to headcount. The increase for the year ended December 31, 2021, includes Selling and Administrative Expenses related to Q421 acquisitions of approximately $900,000, professional service fees related to listing fees for the TSX and Nasdaq of approximately $585,000 and the remainder of increase is due to higher professional services fees and increase in headcount. For the three months ended December 31, 2021, there was no reduction for COVID -19 wage subsidies whereas for the comparative period 2020, Selling and Administrative Expenses were reduced by $146,942 due to COVID subsidies. Selling and Administrative Expenses for the year ended December 31, 2021, were reduced by $988,531 for COVID-19 wage subsidies vs. $1,203,326 in the comparative period in 2020.

Management Discussion & Analysis	Page 8

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Research and Development Expenses

Research and Development Expenses for the three months ended December 31, 2021, decreased by $13,257, or 5%, to $274,889, from $288,146, for the comparative period in 2020. Research and Development Expenses for the year ended December 31, 2021, increased by $17,930, or 2%, to $1,092,108, from $1,074,178, for the comparative period in 2020. The decrease in Research and Development Expenses for the three months ended December 31, 2021, is primarily due to lower project costs than the comparative period in 2020. The increase in Research and Development Expenses for the year ended December 31, 2021, is primarily due to project costs and additional hires to support growth in innovation and acceleration of R&D projects.

Gain on Contingent Consideration

For the three months ended December 31, 2021, Gain on Contingent Consideration decreased by $593,840, to $265,592, from $859,432 recognized in the comparative period in 2020. For the year ended December 31, 2021, Gain on Contingent Consideration decreased by $613,934 to $332,569, from $946,503 recognized in the comparative period in 2020. The decrease for the three months and year ended December 31, 2021, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of forecasted revenue for the ASC Services LLC (“ASC”) and wordZXpressed, Inc. (“WordZ”) acquisitions. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly. On December 23, 2021, the Company entered into a settlement agreement with the former owners of ASC to settle all earnout payment obligations in the amount of $1,165,770 and recorded a gain on settlement of $130,220.

Stock-Based Compensation

For the three months ended December 31, 2021, Stock Based Compensation increased by $774,481 to $862,283, from $87,802, recognized in the same period of 2020. For the year ended December 31, 2021, Stock Based Compensation increased by $7,769,873, to $8,495,189, from $725,316, recognized in the same period of 2020. The increase in Stock Based Compensation is due to the impact of 1,023,378 RSUs and 1,115,086 stock options granted during the year ended December 31, 2021, compared to 396,000 options granted during the comparative period ended 2020. The RSU’s and stock options granted during the year ended December 31, 2021, were under the Company’s omnibus equity incentive plan (the “Ominibus Equity Incentive Plan”) that was approved by shareholders on April 29, 2021. A number of the options and RSUs that were granted during the year ended December 31, 2021, vested immediately, and therefore, a higher expense was recognized.

Depreciation

For the three months ended December 31, 2021, Depreciation decreased by $30,925, to $67,707, from $98,362 recognized in the comparative period in 2020. For the year ended December 31, 2021, Depreciation decreased by $188,896, to $257,099, from $445,995 recognized in the comparative period in 2020. The decrease in Depreciation for the three months and year ended December 31, 2021, is due primarily to a decrease in right of use assets’ depreciation as leases with extended period terms (i.e., greater than one year) came to an end.

Management Discussion & Analysis	Page 9

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Amortization

For the three months ended December 31, 2021, Amortization decreased by $419,931, to $1,102,465, from $1,522,396 recognized in the comparative period in 2020. For the year ended December 31, 2021, Amortization decreased by $428,746, to $4,384,502 from $4,813,248 recognized in the comparative period in 2020. The decrease in amortization expense is attributable to the reduction in amortization on capitalized internally generated intangible assets due to timing of projects.

Interest Expense

For the three months ended December 31, 2021, Interest Expense decreased by $157,359, to $334,489, from $491,848 recognized in the comparative period in 2020. For the year ended December 31, 2021, Interest Expense decreased by $3,603,417, to $1,331,100, from $4,934,517 recognized in the comparative period in 2020. The decrease in Interest Expense for the three months and year ended December 31, 2021, is primarily due to the conversion of the convertible notes to equity that occurred in 2020. Interest expense of $11,252 and $3,503,797 related to the convertible note were recognized for the three months and year ended December 31, 2020, respectively.

Accretion and Other Financing Expense

For the three months ended December 31, 2021, Accretion and Other Financing Expense decreased by $124,061, to $211,136, from $335,197 recognized in the comparative period in 2020. For the year ended December 31, 2021, Accretion and Other Financing Expense decreased by $249,843, to $967,106, from $1,216,949 recognized in the comparative period in 2020. The decrease in Accretion and Other Financing Expense for the three months and year ended December 31, 2021, is primarily due to conversion of the convertible notes that occurred in 2020.

Loss on Revaluation of Conversion Feature Liability

For the three months ended December 31, 2021, Loss on Revaluation of Conversion Feature Liability decreased by $133,295, to $0, from a loss of $133,295 recognized in the comparative period in 2020. For the year ended December 31, 2021, Loss on Revaluation of Conversion Feature Liability decreased by $1,308,440, to $0, from a loss of $1,308,440 recognized in the comparative period in 2020. The decrease in Loss on Revaluation of Conversion Feature Liability for the three months and year ended December 31, 2021, relates to the conversion of convertible notes to equity that occurred in 2020. All convertible notes have been fully converted at the end of 2020.

Loss on Repayment of Long-term Debt

For the three months ended December 31, 2021, Loss on Repayment of Long-term Debt decreased by $207,657, to $0, from $207,657 recognized in the comparative period in 2020. For the year ended December 31, 2021, Loss on Repayment of Long-term Debt decreased by $1,497,804, to $0, from $1,497,804 recognized in the comparative period in 2020. The Loss on Repayment of Long-term Debt amount recorded in comparative period 2020 was due to the re-pricing of the conversion price on the convertible notes to C$2.18 per share resulting in a charge of $1,497,804 reflecting the incremental fair value of the reduced exercise price.

Gain on Revaluation of Options

For the three months ended December 31, 2021, Gain on Revaluation of Options increased by $526,081, to $526,081, from $0 recognized in the comparative period in 2020. For the year ended December 31, 2021, Gain on Revaluation of Options increased by $1,028,055, to $1,028,055, from $0 recognized in the comparative period in 2020. This increase is due to the revaluation of cash-settled options recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of December 31, 2021.

Management Discussion & Analysis	Page 10

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Gain on Revaluation of RSUs

For the three months ended December 31, 2021, Gain on Revaluation of RSUs increased by $123,583, to $123,583, from $0 recognized in the comparative period in 2020. For the year ended December 31, 2021, Gain on Revaluation of RSUs increased by $242,595 to $242,595, from $0 recognized in the comparative period in 2020. This increase is due to the revaluation of RSUs recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of December 31, 2021.

Gain on Revaluation of Derivative Warrant Liability

For the three months ended December 31, 2021, Gain on Revaluation of Derivative Warrant Liability increased by $604,681, to $604,681, from $0 recognized in the comparative period in 2020. For the year ended December 31, 2021, Gain on Revaluation of Derivative Warrant Liability increased by $1,368,180, to $1,368,180, from $0 recognized in the comparative period in 2020. The Company closed a registered direct offering (the “RDO”) with institutional investors on September 15, 2021. Under the RDO, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before deducting fees and other estimated RDO expenses. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one common share (a “Warrant Share”) at an exercise price of $5.00, subject to adjustment in certain circumstances. The Warrants are exercisable beginning on the date that is six months following the issuance date thereof (the “Issuance Date”) and will expire five years from the Issuance Date. The 2,117,647 Warrants issued were classified as Derivative Warrant Liability since they were denominated in a currency other than the Company’s functional currency. As a result, revaluation of the Derivative Warrant Liability is required at period end reporting dates. The decrease in the Company’s share price from the date of initial measurement to the close of December 31, 2021, resulted in the gain to be recognized.

Restructuring Costs

For the three months ended December 31, 2021, Restructuring Costs increased by $37,378, to $37,378, from $0 recognized in the comparative period in 2020. For the year ended December 31, 2021, Restructuring Costs increased by $432,702, to $432,702, from $0 recognized in the comparative period in 2020. The increase in Restructuring Costs for the three months and year ended December 31, 2021, is primarily due to organizational restructuring costs.

Business Acquisition Costs

For the three months ended December 31, 2021, Business Acquisition costs increased by $337,352, to $356,410, from $19,058 recognized in the comparative period in 2020. For the year ended December 31, 2021, Business Acquisition Costs increased by $520,676, to $539,734, from $19,058 recognized in the comparative period in 2020. The increase in Business Acquisition Costs for the three months and year ended December 31, 2021, is primarily due to an increase in acquisition related activities.

Other Income

For the three months ended December 31, 2021, Other Income decreased by $8,202, to $1,483, from $9,685 recognized in the comparative period in 2020. For the year ended December 31, 2021, Other Income increased by $1,630, to $12,003, from $10,373 recognized in the comparative period in 2020. The decrease in Other Income for the three months ended December 31, 2021, is primarily due to prior year adjustment entries. The increase for Other Income for the year ended December 31, 2021, is primarily due to interest income on short-term deposit.

Foreign Exchange (Gain) Loss

For the three months ended December 31, 2021, Foreign Exchange (Gain) Loss decreased by $53,503, from a loss of $152,885 recognized in the comparative period in 2020 to a loss of $99,382. For the year ended December 31, 2021, Foreign Exchange (Gain) Loss increased by $154,436, from a gain of $132,306 recognized in the comparative period in 2020 to a loss of $22,130. The gain on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD and AUD denominated working capital balances to CAD.

Management Discussion & Analysis	Page 11

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended December 31, 2021, Income tax expense, net of deferred income tax recovery, decreased by $1,533,746 to a tax recovery of $87, from a tax recovery of $1,533,833 in the comparative period in 2020. For the year ended December 31, 2021, Income tax expense, net of deferred income tax expense, increased by $1,887,759, to an expense of $943,727, from a tax recovery of $944,032 in the comparative period in 2020. The decrease for the three months ended December 31, 2021, is primarily due to the tax impact of the reversal on COVID-19 subsidies and deferred tax asset recorded for our US entities based on forecasted profitability for 2021. The increase for the year ended December 31, 2021, is primarily due to the reversal of deferred tax asset which was recorded in comparative period 2020 for our US entities, partially offset by deferred tax recovery recorded for our Australia entities and BTR adjustment for our US entities.

Net Loss and Earnings Per Share

Net loss for the three months ended December 31, 2021, was $3,653,793 compared to net loss of $3,099,688, for the same period in 2020. Net loss for the year ended December 31, 2021, was $19,678,749 compared to net loss of $11,145,306, for the same period in 2020. On a per weighted average share basis, this translated into a net loss per share of $0.12 and $0.74 in the three months and year ended December 31, 2021, respectively, compared to a net loss per weighted average share of $0.15 and $0.62 for the comparative periods in 2020, respectively.

Management Discussion & Analysis	Page 12

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended December 31, 2021. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company's future performance.

	(unaudited)
	Dec-21	Sep-21	Jun-21	Mar-21	Dec-20 *	Sept-20 *	Jun-20 *	Mar-20 *
Revenue	7,514,421	7,086,357	8,191,812	8,254,222	7,775,674	8,172,800	8,253,015	7,548,204

Net income (loss)	(3,653,793)	(3,859,505)	(10,498,662)	(1,666,789)	(3,099,688)	(333,007)	(1,030,354)	(6,682,258)

Weighted average number of shares outstanding:
Basic	29,880,185	26,359,517	25,029,019	24,467,151	20,341,203	18,494,247	18,364,354	15,092,939
Diluted	29,880,185	26,359,517	25,029,019	24,467,151	20,341,203	18,494,247	18,364,354	15,092,939

Net income (loss) per share:
Basic	(0.12)	(0.15)	(0.42)	(0.07)	(0.15)	(0.02)	(0.06)	(0.44)
Diluted	(0.12)	(0.15)	(0.42)	(0.07)	(0.15)	(0.02)	(0.06)	(0.44)

* Net Loss for Q1 2020, Q2 2020, Q3 2020, and Q4 2020 reflect adjustments that were recorded in the Company’s amended filings for the three months and year ended December 31, 2020, which were refiled in November 2020. The adjustments related to the accounting for acquisitions, the revaluation of the conversion feature embedded in the convertible notes issued by the Company in 2018 and 2019 as well as the repayment of long-term debt which were transactions that occurred in 2020.

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in that it is impacted in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the US, Canada and the UK.  It also has a slight impact in the US summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income/(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

Key Operating Metrics – Non-IFRS Measures

ARR

Metric: Proforma ARR for the year ended December 31, 2021, increased by 63% to $48.6M USD from $29.7M for the comparative period in 2020.

Measure Definition ARR: is the annualized equivalent value of the 1- Software Support Maintenance (SSM), 2- Software Subscriptions and 3- Technology Services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our Editing Services contracts are volumes based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts agreements may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any known or projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

Management Discussion & Analysis	Page 13

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts, assuming minor cancellations.

We believe that this measure provides a fair real-time measure of performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predictable growth to our cash flows. Our total revenue growth coupled with increasing ARR indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Reconciliation of Technology Services, support and maintenance, SaaS and Subscription revenues to ARR

	2021	2020
Technology Services	26,676,738	28,190,993
Support & Maintenance	2,008,877	1,519,424
SaaS	65,187	42,662
Subscription	189,359	-
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	1,083,415	-
Add: Auscript Revenue Jan 1 - Dec 13, 2021	10,163,719	-
Add: Client Adjustments	8,447,914	-
Total Annual Recurring Revenue	$48,635,210	$29,753,079

Adjusted EBITDA

Measure Definition:

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, gain on revaluation of options, gain on revaluation of restricted share units (“RSUs”), gain on revaluation of derivative warrant liability, restructuring costs, impairment of goodwill and intangibles, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA”, as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

Management Discussion & Analysis	Page 14

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company. The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three months and year ended December 31, 2021, and 2020:

	Three Months ended December 31		Year ended December 31
	2021	2020	2021	2020
Net Loss	(3,653,793)	(3,099,688)	(19,678,749)	(11,145,306)
Add:
Depreciation	67,707	98,632	257,099	445,995
Amortization	1,102,465	1,522,396	4,384,502	4,813,248
Interest expense	334,489	491,848	1,331,100	4,934,517
Current income tax recovery (expense)	40,329	(565,707)	(875)	106,986
Deferred income tax recovery	(40,416)	(968,126)	944,602	(1,051,018)
EBITDA(1)	(2,149,219)	(2,520,645)	(12,762,321)	(1,895,578)
Accretion and other financing expense	211,136	335,197	967,106	1,216,949
Loss on revaluation of conversion feature liability	-	133,295	-	1,308,440
Loss on repayment of long-term debt	-	207,657	-	1,497,804
Gain on revaluation of options	(526,081)	-	(1,028,055)	-
Gain on revaluation of RSUs	(123,583)	-	(242,595)	-
Gain on revaluation of the derivative warrant liability	(604,681)	-	(1,368,180)	-
Impairment of goodwill and intangibles	-	2,258,369	-	2,258,369
Restructuring Costs	37,378	-	432,702	-
Business acquisition costs	356,410	19,058	539,734	19,058
Other expense (income)	(1,483)	(9,685)	(12,003)	(10,373)
Stock-based compensation	862,283	87,802	8,495,189	725,316
Foreign exchange (gain) loss	99,382	152,885	22,130	(132,306)

Adjusted EBITDA	(1,838,458)	663,933	(4,956,293)	4,987,679

(1)	EBITDA is earnings before Depreciation, Amortization, Interest Expense, and current and deferred income tax expense (recovery), is a non-IFRS measure.

Please refer to the section entitled “Non-IFRS Measures.”

Key Performance Indicators

VIQ Solutions monitors several operating performance indicators to help it evaluate its business, measure its performance, identify trends affecting its business and formulate strategic plans.  The Company plans to introduce the following metrics beginning with our Q1 2022 quarterly MD&A.  We will have enough volume across our NetScribe platform, as well as a collection of consistent data across legacy platforms to publish our public KPIs starting next quarter. To the degree possible, the impact of seasonality influencing any of these measurements will also be disclosed.

Management Discussion & Analysis	Page 15

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Annual Delivered Content

Measure Definition: We define Annual Delivered Content as the annualized equivalent of the total number of unstructured digital audio minutes transformed into client specific structured text that is delivered electronically to the clients in the form of delivered pages.

Productivity

Measure Definition: We define Productivity as the ratio of the time spent working on a particular document, including idle time, over the duration of the associated recording. This ratio is called OpenRT. We also track the pure editing productivity of editors, defined as the ratio of the time spent actively editing a particular document over the duration of the associated recording. This ratio is called EditRT. The difference between these ratios is also a measure of personnel efficiency.

Active Clients and Client Retention

Measure Definition: We define Active Clients as clients who have an active license and technology service agreement with us that remains in effect during the period. The retention and expansion of our relationships with existing clients are key indicators of our revenue potential.

Net Promoter Score:

Measure Definition: The Net Promoter Score (NPS) measures the loyalty of clients to a company. NPS scores are measured with a survey and reported with a number from the range -100 to +100, a higher score is desirable. We conduct transactional surveys which are sent out after the client interacts with VIQ. It is used to understand client satisfaction on a granular level and provide feedback about a very specific topic.

Total Number of Minutes of Content Processed on aiAssist

Measure Definition: We define the total number of minutes of content processed on aiAssist

Key Performance Indicators – Non-IFRS Measures

Bookings

Measure Definition: We calculate Bookings for a given period as the annualized estimated monthly value of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received during the period. Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work.

Bookings for any period may reflect orders that we perform in the same period, orders that remain outstanding as of the end of the period and the annualized value of recurring month-to-month contracts entered into during the period, even if the terms of such contracts do not require the contract to be renewed. Any client that contracts for a new feature either on software or technology services is considered a new client and the entire estimated value of the contract or upgrade is recorded in Bookings, irrespective of whether the same client canceled or downgraded other workloads. Bookings also do not include the impact of any known contract non-renewals or service cancellations by our clients, except for positive net upgrades by existing clients. In cases where a new or upgrading client enters a multi-year contract, Bookings include only the estimated annualized contract value.

Management Discussion & Analysis	Page 16

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

While we continue to acquire new clients, we also aim to deepen relationships with these clients through high-margin technology services and software bookings. In addition, we are investing in initiatives to drive sales productivity improvements.

Average Technology Services Revenue per Day

Measure Definition: Average revenue per day is calculated by region based the total technology services revenue divided by the total billing days in a month. This number is highly impacted by seasonality but should be looked at from the monthly trends. As an example, average revenue per day will likely drop in November and December in the U.S. and December and January in Australia and the U.K.

Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio

Measure Definition: Technology Services Cost of Sales per Minute of Audio is defined as the direct labor cost of edited content divided by the volume of audio content delivered.

Gross Margin for Technology Services without Covid 19 Subsidies

Measure Definition: Gross margin for technology services as reported less COVID-19 related subsidies received related to technology services employees.

Gross Margin for Technology and related revenue

Measure Definition: Gross margin for technology and related revenue as reported.

Management Discussion & Analysis	Page 17

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Liquidity

As of December 31, 2021, we held cash of $10,583,534 as compared to $16,835,671 as of December 31, 2020. We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due. If we continue to acquire accretive businesses, we may need additional external funding depending upon the size and timing of the potential acquisitions.

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

	Year ended December 31,
	2021	2020
Cash provided by (used in) operating activities	(8,238,407)	3,423,083
Cash used in investing activities	(14,440,714)	(6,639,191)
Cash provided by (used in) financing activities	16,521,996	18,162,619
Net increase (decrease) in cash for the period	(6,157,125)	14,946,511
Cash, beginning of year	16,835,671	1,707,654
Effect of foreign exchange	(95,012)	181,506
Cash, end of year	$10,583,534	$16,835,671

Cash Provided by (used in) Operating Activities

We used cash of $8,238,407 in operating activities for the year ended December 31, 2021. This resulted from $19,678,749 in net loss plus $13,556,701 of non-cash adjustments and $2,002,506 attributable to movements in non-cash working capital with changes primarily arising from a decrease in accounts receivable, inventories, prepaid expenses, accounts payable, and contract liabilities. Additionally, $113,853 was used for taxes.

Cash Provided by (used in) Investing Activities

For the year ended December 31, 2021, cash used in investing activities was $14,440,714 which consisted of purchase of property and equipment of $79,204, business acquisitions of $9,135,131, development costs related to internally generated intangible assets $2,364,733, earnout payout for ASC and WordZ $2,600,536, and change in restricted cash of $261,110.

Cash Provided by (used in) Financing Activities

Cash Provided by Financing Activities for the year ended December 31, 2021 was $16,521,996, which consisted of proceeds from the exercise of stock options and warrants of $246,160 and $2,092,276 respectively, issuance of share capital from the RDO net of issuance costs of $16,715,000, issuance cost reimbursement of $1,673, offset by repayment of debt of $1,070,274, repayment of lease obligations of $150,924, repayment of interest on lease obligations of $34,712, and repayment of interest on debt of $1,277,203.

Management Discussion & Analysis	Page 18

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Debt Covenants

In accordance with our debt agreement with Crown Capital, the Company is required to maintain quarterly (1) a Fixed Charge Coverage Ratio (“FCCR”) of greater than 1.25 calculated based on EBITDA for such period less liabilities paid in cash in connection with the Company’s share appreciation rights plan, cash dividends paid and capital expenditures divided by debt service for such period and (2) Net Debt to EBITDA Ratio less than 3.

The Company received a waiver in March 2021 to remove the FCCR covenant for all four quarters of 2021. The Company received a waiver in August 2021, to remove the Net Debt to EBITDA Ratio covenant for the remainder of fiscal 2021. In addition, the Company received a waiver to remove the FCCR covenant for the first three quarters of 2022. The Company is in compliance of other covenants as at December 31, 2021.

The Company signed a Fourth Amendment to waive certain covenants in fiscal 2022 on March 30, 2022. See “Subsequent Events”

Contractual Obligations

The following table summarizes our contractual obligations as at December 31, 2021, including commitments relating to leasing contracts:

	2022	2023	2024	2025	Total
Trade and other payables	5,380,701	–	–	–	5,380,701
Lease obligations	446,571	477,290	337,842	247,211	1,508,914
Crown Capital debt	308,892	12,165,330	–	–	12,474,222
Contingent Consideration - WZ	77,249	352,626	282,537	–	712,412
Contingent Consideration - Auscript	150,000	–	–	–	150,000
WordZ SBA Loan	114,507	–	–	–	114,507
WordZ promissory note	357,323	212,901	–	–	570,224
HomeTech VTB loan	240,000	240,000	20,000		500,000
Total	$7,075,243	$13,448,146	$640,379	$247,211	$21,410,979

The following table summarizes our contractual obligations as at December 31, 2020, including commitments relating to leasing contracts:

	2021	2022	2023	2024	2025	Total
Trade and other payables	5,305,600	–	–	–	–	5,305,600
Share appreciation rights	126,503	–	–	–	–	126,503
Lease obligations	124,223	114,962	98,698	73,075	62,711	473,669
Crown Capital debt	304,747	–	12,123,615	–	–	12,428,362
Contingent Consideration - ASC	1,443,811	1,505,080	531,051	–	–	3,479,942
Contingent Consideration - WZ	314,845	305,758	251,939	–	–	872,542
WordZ SBA Loan	214,307	45,923	–	–	–	260,230
WordZ promissory note	400,000	400,000	400,000	–	–	1,200,000
Transcription Express VTB loan	280,531	–	–	–	–	280,531
HomeTech VTB loan	240,000	240,000	240,000	20,000	–	740,000
Total	$8,754,567	$2,611,723	$13,645,303	$93,075	$62,711	$25,167,379

Management Discussion & Analysis	Page 19

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as develop new ones to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions. For 2022, we have entered into a commitment for capital equipment refreshment for our Australian court business in the amount of $825,000 and expect to fund this through cash on hand.

Capital Allocation

A significant component of our strategy is to effectively and efficiently allocate capital between opportunities that generate the highest return on our capital with the goal over time to maximize shareholder equity.

The Company's capital allocation is centered on generating organic growth, investment in technologies, mergers and acquisitions, and balance sheet deleveraging. VIQ's focus is on closing and integrating strategic and accretive acquisitions, continuing to grow and drive market share and achieve consolidation efficiencies while maturing its AI engines through technology service volumes.

Paying out dividends, or buying back stock, are not anticipated as being part of our capital allocation strategy for the immediate future. Our goal with capital allocation is to increase the earning power of the company and reinvest the free cash flow of the business to generate more cash. We plan to demonstrate to our shareholders post pandemic, starting in Q2 throughout 2022 with a key priority being using cash to pay down debt.

Other Commitments

Commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our December 31, 2021, audited consolidated financial statements was $687,643, partially in trade and other payables and accrued liabilities of $521,040 and the remaining recorded as long-term contingent consideration of $166,603. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Management Discussion & Analysis	Page 20

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Transactions Between Related Parties

During the three months ended March 31, 2021, the Company granted a non-revolving executive loan (the “Executive Loan”) to Sebastien Paré, President, Chief Executive Officer to facilitate Mr. Pare’s exercise of certain vested outstanding stock options from legacy option plan. The loan was repaid shortly thereafter on May 28, 2021. As of December 31, 2021, there are no balances outstanding.

Critical Accounting Policies and Estimates

General

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience, and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2021, and 2020 which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). Certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the twelve months ended December 31, 2021, from the years presented in our annual financial statements for the years ended December 31, 2020, and 2019.

Management believes the following critical accounting policies and estimates reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue represents the amount of consideration the Company expects to receive for the delivery of products and services in its contracts with clients, net of discounts and sales taxes. The Company reports revenue mainly under seven revenue categories including, Technology Services, Software License, Support and Maintenance, SaaS, Professional Services, and Hardware and Other.

Revenue is recognized upon transfer of control of products or services to clients at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with clients often include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The accounting for a contract or contracts with a client that contain multiple performance obligations requires the Company to allocate the contract or contracts’ transaction price to the identified distinct performance obligations.

Technology services revenue consists of fees charged for recurring services provided to our clients. Technology Service revenue is recognized when the service is delivered to the client. The Company has select clients where a flat rate is charged, and revenue is recognized on a monthly basis.

Management Discussion & Analysis	Page 21

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Software license revenue is comprised of non-recurring license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third - party license software. The Company sells on-premise software licenses on a perpetual basis. On-premise software licenses are bundled with software maintenance and support services for a term. The license component and maintenance and support components are each allocated revenue using their relative estimated stand-alone selling price (SSP). Revenue from the license of distinct software is recognized at the time that both the right-to-use the software has commenced and the software has been made available to the client.

Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Certain of the Company’s contracts with clients contain provisions that require the client to agree to first year support and maintenance in order to maintain the active right to use a perpetual license. Support and maintenance and other recurring revenue primarily consists of fees charged for client support on software products post-delivery.

Revenue from software-as-a-service (“SaaS”) arrangements, which allows clients to use hosted software over a term without taking possession of the software, are provided on a subscription basis. Revenue from the SaaS arrangement, which includes the hosted software and maintenance, is recognized ratably over the term of the subscription.

Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services.

Professional services are typically billed on a time and material basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed.

Hardware revenue includes the resale of third-party hardware that forms part of the overall client solutions. Hardware revenue is recognized when the goods are shipped and received by the client.

Business Combinations

IFRS 3, Business Combinations, requires business combinations to be accounted using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non- controlling interest in the acquiree.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date. Business acquisition costs incurred are expensed and included in transaction costs. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The excess of (i) the consideration transferred, the amount of any non- controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Group’s Cash Generating Units (“CGU”) s that is expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated statements of loss and comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Management Discussion & Analysis	Page 22

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Acquired Intangible Assets

Our intangible assets consist of client relationships, technology, non-compete and brand acquired in a business combination. These intangible assets are recorded at their fair value at the acquisition date. We use the income approach to value acquired client relationships and technology intangible assets, which are the two material intangible asset categories reported in the financial statements.

We use the income approach as a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows that the asset can be expected to generate over its remaining useful life. The discounted cash flow (“DCF”) is the methodology used, which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The future cash flow for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The Company relies on the relief-from-royalty method to value the acquired technology and brand and the Multi-Period Excess Earnings of (“MEEM”) method to value client relationship assets. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.

We amortize intangible assets with finite useful lives on a straight-line basis over their estimated useful lives. The estimated useful life for client relationships is five to eight years, the estimated useful life for technology is five years, the estimated useful life for non-compete is based on the term agreement and the estimated useful life for brand is five years to indefinite. Our amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively if appropriate.

We test our intangible assets with finite useful lives for impairment annually and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the recoverable amount of the asset is less than the carrying amount. The recoverable amount is the higher of fair value less costs to sell and value in use.

Estimate of contingent consideration

We measure the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and our assessment of the likelihood of each outcome.

Accounting for Income Taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Management Discussion & Analysis	Page 23

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 20201 the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to us by others, particularly during the period in which the annual filings are being prepared and of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Notwithstanding the material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS.

Management Discussion & Analysis	Page 24

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2021 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that our management identified related to the following:

•	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;

•	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and

•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These material weaknesses resulted in material misstatements, which were corrected, and also immaterial misstatements, some of which were corrected, prior to the release of the consolidated financial statements as of and for the year ended December 31, 2021.

Remediation

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of subjective and higher risk journal entries in our financial reporting system including implementing improved process over cut off of transactions. We will implement more formalized documentation and evidence of review over complex accounting transactions. The plan will include the involvement of management and sufficient training of all relevant personnel. We will take the measures necessary to address the material weaknesses, which may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions.

Internal Controls over Financial Reporting

Except for the material weaknesses described above, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended December 31, 2021 that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

Management Discussion & Analysis	Page 25

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

Risk Factors

A complete description of the risks and uncertainties affecting the Company is included in the most recently filed Annual Information Form. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of the common shares to decline. If any of the noted risks actually occur, our business may be harmed and the financial condition and results of operation may suffer significantly. In that event, the trading price of the common shares could decline, and shareholders may lose all or part of their investment.

Disclosure of Outstanding Share Data

VIQ’s common shares trade on the TSX and the Nasdaq under the symbol “VQS.” The Company is authorized to issue an unlimited number of common shares. As at March 31, 2022 there were (i) 29,881,717 common shares issued and outstanding, (ii) 881,267 stock options outstanding with a weighted average exercise price per common share of $3.16 CAD expiring between 2022 and 2025 under the Company’s legacy stock option plan (iii) 1,115,086 stock options outstanding with a weighted average exercise price per common share of $7.11 CAD expiring 2031 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per common share of $1.20 CAD with no expiry date (v) 196,017 restricted share units outstanding expiring 2031 under the Omnibus Equity Incentive Plan and (vi) 2,117,647 warrants at an exercise price of $5.00 USD expiring 2026.

Diversity

Our success as a company continues to be made possible by our global workforce. We aim to attract, develop, and retain exceptional talent to meet the needs of our clients and create value for our shareholders. We understand that we have more to do to increase our overall representation to better reflect the world we live in. We believe that when people come from diverse backgrounds and have a variety of life experiences, they bring unique perspectives to the table. These perspectives increase innovation, creativity, and overall corporate performance.

In order to continue to produce our innovative technologies and technology services, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make VIQ a diverse and safe workplace, with opportunities for our employees in each region and functional area to grow and develop in their careers, supported by advancements and programs that build connections between our employees and their communities.

We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention and advancement of women and underrepresented populations. Our recent efforts have been focused in three areas: inspiring innovation through a diverse culture; expanding our efforts to recruit and hire world-class diverse talent; and identifying strategic partners to accelerate our diversity, equity and in the coming years inclusion (“DE&I”) programs.

Under the leadership of the current management team and the board of directors of the Company, VIQ has worked to create an environment and culture that enables all employees to participate and thrive. We know that onboarding people with diverse backgrounds and skillsets is a key ingredient for innovation, which is why our recruitment processes are built around improving our ability to identify the best, most diverse candidate pools. We ensure gender-neutral language in job descriptions and commit to bringing a diverse slate of candidates to a diverse interview panel at all levels of the company. VIQ has a variety of diversity-related data points that exemplify how our workforce looks like the world around us and thrives as a result of it.

Management Discussion & Analysis	Page 26

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for 2021

As of December 31, 2021, VIQ Diversity Metrics were as follow:

•	Global Employee Gender Diversification for all roles: 58% women, 42% men

•	Global Employee Gender Diversification for leadership roles: 58% women, 42% men

•	Global Race and Ethnicity Representation for all roles: 81% White, 14% Asian, 2% Black and 3% Latino

•	Geography where we work: 72% Australia, 16% United States, 3% Canada, 4% India, 3% Mexico and 2% United Kingdom.

•	Brick & Mortar: 8 physical Offices in 4 Countries

Due to its global footprint, VIQ has come to appreciate that amazing perspectives are grown all around the world and that DE&I programs are most powerful when they are localized to the individual experiences that resonate with people in the countries, cities, and communities where they live.

Further support of DE&I includes changes were made at the Board level through the Nomination Committee to align with the diversity of the organization globally as the Company scales to its next level in 2022.

Subsequent Events

Effective April 1, 2022, VIQ appointed two new members to its board of directors (“Board”). Joining the Board are Shing Pan, Woodside Capital Partners and Susan Sumner, VIQ President and Chief Operating Officer. The appointments expand the Board to eight members, six of whom are independent.

On March 30, 2022, the Company signed an amendment related to the Crown debt facility that required the Company to pay $4,000,000 (CAD $5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $235,000 (CAD $300,000). The amended secured debt facility waives the Fixed Charge Coverage Ratio for Q4, 2022 and the Net Debt to EBITDA ratio for Q1 and Q2 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022.

Management Discussion & Analysis	Page 27